Capital Product Partners L.P. Announces The Delivery Of The M/V ‘CMA CGM Uruguay’

ATHENS, GREECE, September 21, 2015 -- Capital Product Partners L.P. (NASDAQ: CPLP) (the 'Partnership'), an international diversified shipping company, announced today the successful acquisition of the M/V 'CMA CGM Uruguay'.

Pursuant to the Master Vessel Acquisition Agreement we entered into on July 24th, 2014, the Partnership took delivery on September 21st 2015 of the M/V 'CMA CGM Uruguay’ (115,145 dwt / 9,288 TEU, Eco-Flex, Wide Beam Containership built 2015, Daewoo-Mangalia Heavy Industries S.Α.), the fourth of five vessels (the 'Dropdown Vessels') that we have agreed to acquire from our sponsor, Capital Maritime & Trading Corp. ('Capital Maritime'). In connection with the acquisition of the Dropdown Vessels, we paid to Capital Maritime in September 2014 the amount of $30.2 million as an advance payment for all five vessels. The $81.5 million purchase price for the M/V 'CMA CGM Uruguay' was funded through a drawdown under the Partnership's senior secured credit facility with ING Bank N.V. (the 'ING Facility') and available cash. The M/V 'CMA CGM Uruguay' is chartered to CMA-CGM S.A. for 5 years (+90/- 30 days) at a gross daily charter rate of $39,250.

Further to the Master Vessel Acquisition Agreement, the Partnership expects to acquire an additional newbuild 9,288 teu, eco-flex, wide beam containership from Capital Maritime, which is currently under construction at Daewoo-Mangalia Heavy Industries S.A. with expected delivery in January 2016. The containership is scheduled to enter into a five-year time charter employment to CMA-CGM S.A. In addition, the Partnership has a right of first refusal over eight newbuild eco medium range product tankers built by Samsung Heavy Industries (Nigbo) Co. Ltd.

Following the delivery of the M/V 'CMA CGM Uruguay ', the Partnership’s charter coverage for 2015 and 2016 is 94% and 77%, respectively.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 34 vessels, including twenty modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, nine post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to A.P. Moller-Maersk A.S., BP Shipping Limited, Cargill International S.A., CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Engen Petroleum, Hyundai Merchant Marine Co. Ltd., Overseas Shipholding Group Inc., Petróleo Brasileiro S.A. ('Petrobras'), Repsol Trading S.A. ('Repsol'),

Shell International Trading & Shipping Company Ltd., Stena Bulk A.B., Subtec S.A. de C.V., and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.
Jerry Kalogiratos
CEO and CFO
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. +1-212-661-7566
E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.